Exhibit 99.2

TORM plc Second Quarter and Half-Year Report 2021

“In the second quarter of 2021, TORM achieved an EBITDA of USD 45m and a profit before tax of USD 2.4m, despite a market which is still impacted by the pandemic. In Q2 2021, we have seen an increase of USD 81m in vessel market values, corresponding to approximately 5%, supporting the expectation of a recovering product tanker market” says Executive Director Jacob Meldgaard.

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In the second quarter of 2021, TORM achieved TCE rates of USD/day 14,591 (2020, same period: USD/day 25,274) and an EBITDA of USD 44.7m (2020, same period: USD 119.0m). The profit before tax amounted to USD 2.4m (2020, same period a profit of USD 71.4m), and earnings per share (EPS) were USD 0.03 or DKK 0.19 (2020, same period: USD 0.96 or DKK 6.5). The result includes an unrealized gain from freight derivatives of USD 8.2m in the second quarter. Cash flow from operating activities was positive at USD 13.4m in the second quarter of 2021 (2020, same period: USD 113.3m), and Return on Invested Capital (RoIC) was 2.6% (2020, same period: 18.5%).

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In the first six months of 2021, TORM achieved TCE rates of USD/day 14,056 (2020, same period: USD/day 24,465) and an EBITDA of USD 63.6m (2020, same period: USD 220.5m). The loss before tax for the first six months of 2021 amounted to USD -18.7m (2020, same period a profit: USD 128.2m), and loss per share (EPS) was negative USD -0.25 or DKK -1.54 (2020, same period positive: USD 1.71 or DKK 11.6). The result includes an unrealized gain from freight derivatives of USD 1.1m in the first half of 2021. Cash flow from operating activities was positive at USD 23.2m in the first six months of 2021 (2020, same period: USD 163.1m). Return on Invested Capital (RoIC) for the first six months of 2021 was 0.0% (2020, same period: 17.1%).

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The product tanker market remained weak in the second quarter of 2021, affected by new lockdowns in Asia and a continuously weak crude tanker market. The US and Europe continued to see significant improvements in vaccine rollouts which have led to improvements in mobility and demand for transportation fuels. At the same time, India and several countries in Southeast Asia were impacted by the Delta variant of COVID-19 with many new cases and consequently renewed lockdowns.

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During the second quarter of 2021, TORM took delivery of six of the eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. and the remaining two vessels were delivered during July 2021. A total of 5.97m shares was issued as part of the payment for the vessels. In the first quarter of 2021, TORM purchased the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia from Okeanis Eco Tankers Corp. for a total consideration of USD 120.8m. Nissos Schinoussa and Nissos Therassia were delivered in the second quarter of 2021 and Nissos Heraclea is expected to be delivered in August 2021.

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In the first quarter of 2021, TORM obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m. The third vessel will be financed through a sale and leaseback agreement with a Chinese financial institution for proceeds of USD 31.8m. Commitment for this and for the sale and leaseback of two LR2 vessels were obtained from a Chinese financial institution on attractive terms. The sale and leaseback transactions were completed early in the third quarter of 2021 and generated net liquidity of USD 24.1m.

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As of 30 June 2021, TORM’s available liquidity was USD 267.4m consisting of USD 111.3m in cash and cash equivalents, USD 24.6m in undrawn credit facilities and USD 131.5m (net of USD 46.2m existing TORM debt to be repaid) sale and leaseback financing related to the financing of two newbuildings and one second-hand and the refinancing of two LR2 vessels. Cash and cash equivalents include USD 7.1m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2021, net interest-bearing debt amounted to USD 889.5m, and TORM's net loan-to-value (LTV) ratio was 53.9%.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,904.4m as of end June 2021. Compared to broker valuations as of 31 March 2021, the market value of the fleet increased by USD 81.1m when adjusted for acquired and sold vessels. The book value of TORM’s fleet was USD 1,911.6m as of 30 June 2021 excluding outstanding payments on the newbuildings and second-hand vessels. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

Announcement no. 25 / 10 August 2021	TORM plc Second Quarter and Half-Year Report 2021	Page 1 of 3

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As of 30 June 2021, TORM had installed 49 scrubbers out of 53 planned and the remaining four are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings and one on an acquired vessel.

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As of 30 June 2021, 23% of the remaining total earning days in 2021 were covered at an average rate of USD/day 14,612. As of 05 August 2021, the coverage for the third quarter of 2021 was 65% at USD/day 13,387. For the individual segments, the coverage was 76% at USD/day 15,700 for LR2, 62% at USD/day 10,062 for LR1, 64% at USD/day 13,391 for MR and 45% at USD/day 8,313 for Handysize.

CONFERENCE CALL AND WEBCAST
TORM will be hosting a conference call for investors and financial analysts today at 09:00 am Eastern Time / 03:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 7166846 as conference ID. The presentation can be downloaded from https://investors.torm.com.There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Andreas Abildgaard-Hein, IR, tel.: +45 3917 9339	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Announcement no. 25 / 10 August 2021	TORM plc Second Quarter and Half-Year Report 2021	Page 2 of 3

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 25 / 10 August 2021	TORM plc Second Quarter and Half-Year Report 2021	Page 3 of 3